

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2011

<u>Via Facsimile +011-44-207-903-5333</u>

Mr. George Dory
Chief Executive Officer
Tuffnell Ltd.
81 Oxford Street
London, WID 2EU
United Kingdom

      Re: **Tuffnell Ltd.**
             Form 10-K/A for Fiscal Year Ended September 30, 2010
             Form 10-Q/A for Fiscal Quarter Ended December 31, 2010
             Filed March 23, 2011
             File No. 0-53610

Dear Mr. Dory:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    /s/ A.N. Parker

                    Anne Nguyen Parker
                    Branch Chief